AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 5, 2024

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT

UNDER SECTION 14(D)(1) OR 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934

ADAMS DIVERSIFIED EQUITY FUND, INC.

(Name of Subject Company (Issuer))

ADAMS DIVERSIFIED EQUITY FUND, INC.

(Name of Filing Person (Issuer))

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

006212104

(CUSIP Number of Class of Securities)

Janis F. Kerns

Adams Diversified Equity Fund, Inc.

500 East Pratt Street, Suite 1300

Baltimore, Maryland 21202

(410) 752-5900

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person)

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated July 5, 2024, and the Letter of Transmittal, among other documents, have been filed by Adams Diversified Equity Fund, Inc., as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934 (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Offer to Purchase, including Summary Term Sheet therein, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a)       The name of the issuer is Adams Diversified Equity Fund, Inc., a diversified, closed-end management investment company organized as a Maryland corporation and registered under the Investment Company Act of 1940 (the “1940 Act”) (the “Fund”). The principal executive offices of the Fund are located at 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202. The telephone number is (410) 752-5900.

(b)       The title of the subject class of equity securities described in the offer is Common Stock, par value $0.001 (the “Shares”). As of July 5, 2024, there were 124,051,735 Shares issued and outstanding.

(c)       The principal market in which the Shares are traded is the New York Stock Exchange. For information on the high, low and closing (as of the close of ordinary trading on the New York Stock Exchange on the last day of each of the Fund’s fiscal quarters) net asset values and market prices of the Shares in such principal market for each quarter during the Fund’s past two years, see Offer to Purchase, including Section 8, “Price Range of Shares” therein, which is incorporated herein by reference.

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ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a)       The name of the filing person is Adams Diversified Equity Fund, Inc. (previously defined as the “Fund”). The principal executive offices of the Fund are located at 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202. The telephone number is (410) 752-5900. The filing person is the subject company. The members of the Board of Directors of the Fund are as follows: Kenneth J. Dale (Chair), Frederic A. Escherich, Lauriann C. Kloppenburg, Mary Chris Jammet, Jane Musser Nelson, Mark E. Stoeckle, and James P. Haynie.

The executive officers of the Fund are James P. Haynie, Chief Executive Officer, D. Cotton Swindell, President, Brian S. Hook, Vice President and Chief Financial Officer, and Janis F. Kerns, Vice President, General Counsel, Corporate Secretary, and Chief Compliance Officer.

Correspondence to the Directors and executive officers of the Fund should be mailed to c/o Adams Diversified Equity Fund, Inc., 500 East Pratt Street, Suite 1300, Baltimore, Maryland 21202, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a)       The Fund’s Board of Directors has determined to commence an offer to purchase up to 10%, or 12,405,174, of the Fund’s Shares. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of ordinary trading on the New York Stock Exchange on August 2, 2024, or the day which the offer is extended, upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled termination date, extending the Offer and the Fund’s intentions in the event of oversubscription, see the Offer to Purchase, including Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” thereof. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see the Offer to Purchase, including Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” thereof. For information on the material federal income tax consequences of the Offer, see the Offer to Purchase, including Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” thereof.

(b)       The Fund has been informed that no Directors or officers of the Fund intend to tender Shares pursuant to the Offer and, therefore, the Fund does not intend to purchase Shares from any officer or Director of the Fund pursuant to the Offer. For more information, see the Offer to Purchase, including Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” thereof, which is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e)       Reference is hereby made to the Offer to Purchase, including Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” thereof, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

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ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c)    Reference is hereby made to the Offer to Purchase, including Section 1. "Price; Number of Shares"; Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” thereof, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Directors, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)       Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(b) and (d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Directors, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to the Offer to Purchase, including Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” thereof, which is incorporated herein by reference.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a)       No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1) Reference is hereby made to the Offer to Purchase, including Section 9, “Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” thereof, which is incorporated herein by reference.

(a)(2)-(5) Not applicable.

(c)       Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Offer to Purchase.*
(a)(1)(ii)	Letter of Transmittal.*
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*
(a)(1)(iv)	Letter to Clients and Client Instruction Form.*
(a)(1)(v)	Notice of Withdrawal.*
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)	Press Release dated July 5, 2024.*

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(b)	Not applicable.
(d)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Calculation of Filing Fees Table

* Filed herewith.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13e-3.

Not applicable.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ADAMS DIVERSIFIED EQUITY FUND, INC.

/s/ Janis F. Kerns
Janis F. Kerns
July 5, 2024	V.P., General Counsel, Corporate Secretary and Chief Compliance Officer

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EXHIBIT INDEX

EXHIBIT	DESCRIPTION
(a)(1)(i)	Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Withdrawal.
(a)(1)(vi)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.
(a)(5)	Press Release dated July 5, 2024
107	Calculation of Filing Fees Table

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